First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

FEF Distributors, LLC
1345 Avenue of the Americas
New York, NY 10105

February 12, 2013

VIA EDGAR

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First Eagle Funds (the “Registrant”) with respect to Fund of America File Nos. 033-70958 and 811-07762 Request for Acceleration

Dear Mr. Eskildsen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, the undersigned officers of the Registrant and its principal underwriter, FEF Distributors, LLC, respectfully request that the effectiveness of the Registrant’s Registration Statement with respect to First Eagle Fund of America, as amended by Post-Effective Amendment No. 50, filed on December 28, 2012 (the “Amendment”), be accelerated to March 1, 2013. It is our understanding that you previously discussed the possible acceleration of the Registration Statement with Nathan J. Greene and Michael P. Shin of Shearman & Sterling LLP.

Thank you for your prompt attention to the Amendment and to our request for acceleration of the effective date of the Amendment. Please contact Mr. Greene and Mr. Shin at (212) 848-4668 if you have any questions or need further information.

Sincerely yours,

/s/ Mark Goldstein
Name: Mark Goldstein
Title: CCO
Company: First Eagle Funds

/s/ Mark Goldstein
Name: Mark Goldstein
Title: GC and Secretary
Company: FEF Distributors, LLC